[redacted]

SECI 15026486 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison (City) NY (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP,
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive, (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financ statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any pai proprietor, principal officer or director has any proprietary interest in any account classified solely as thai customer.

Enna M. Calvi
Financial Principal

Notary
Public

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2016

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Ru and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with re: methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Transamerica Investors Securities Corporation
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Investors Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Transamerica Investors Securities Corporation, (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital pursuant to SEC Rule 15c3-1 and the Statement regarding SEC Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement regarding SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2014

Assets		
Cash	$	4,098
Commissions and concessions receivable		11,166
Commission receivable from affiliate		829
Prepaid expenses and other assets		404
Deferred tax asset, net		3
Total assets	$	16,500
Liabilities and stockholder's equity		
Liabilities		
Marketing and distribution expenses payable	$	2,771
Due to affiliates, net		8,552
Other liabilities		354
Payable to parent under tax allocation agreement		8
Total liabilities		11,685
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		8,389
Retained deficit		(3,575)
Total stockholder's equity		4,815
Total liabilities and stockholder's equity	$	16,500

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
(Dollars in thousands)
December 31, 2014

Revenues		
Commission and concession income	$	80,319
Other income		7,209
Total revenues		87,528
Expenses		
Marketing and distribution expenses		79,225
Membership, registration, and licensing fees		980
Professional and other		7,323
Total expenses		87,528
Income before income taxes		-
Income tax expense		
Income tax expense		15
Net loss	$	(15)

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(Dollars in thousands)
December 31, 2014

Common Stock	**$**	**1**
Additional Paid-in Capital	**$**	**8,389**
Retained Deficit		
Balance at beginning of year	**$**	**(3,560)**
Net loss		**(15)**
Balance at end of year	**$**	**(3,575)**
Total Stockholder's Equity	**$**	**4,815**

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
(Dollars in thousands)
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(15)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Commissions and concessions receivable		(24)
Commissions receivable from affiliate		(57)
Payable from parent under tax allocation agreement		(6)
Due to affiliates, net		594
Deferred income taxes, net		2
Marketing and distribution expense payable		(767)
Other liabilities		267
Prepaid expenses and other assets		(17)
Net cash used in operating activities		(23)
Net decrease in cash		(23)
Cash, beginning of year		4,121
Cash, end of year	$	4,098
Supplemental cash flow information		
Net cash paid during the year for income taxes	$	19

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions Corporation ("Transamerica" or the "Parent"), an indirect wholly owned subsidiary of AEGON USA, LLC ("AUSA"). AUSA is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. Cash is primarily valued at amortized cost, which approximates fair value. Bank overdrafts and certain short term borrowings are classified as a liability.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission and Concession Income

The Company enters into distribution and service arrangements, either directly or through an omnibus trading platform, with various mutual fund groups whereby it receives 12b-1 or other shareholder servicing fees for the placement and retention of assets, and servicing of investors, in such mutual funds. The Company may also enter into distribution and selling agreements for variable annuity contracts that provide for commissions payable on the sale of those contracts. Commission and concession income is earned effective trade date, and 12b-1 or other shareholding service fees, along with the related marketing and distribution expenses, begin to accrue on trade date.

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

Recent Accounting Guidance

Future Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 205, *Presentation of Financial Statements*

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The update is effective for annual period ending after December 15, 2016. Early application is permitted. The Company is in the process of reviewing its policies and processes to ensure compliance with the new guidance.

ASC 606, *Revenue from Contracts with Customers*

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers: Topic 606* (ASU 2014-09). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. ASU 2014-09 will be effective for the Company on January 1, 2017, using either of two methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. We have not yet selected a transition method and are evaluating the impact that adoption of this update is expected to have on the Company's financial statements.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company did not receive a capital contribution from or make a distribution to AUSA Holding Company for the year ended December 31, 2014. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the year ended December 31, 2014:

		2014
Current income tax expense (benefit):		
Federal	$	(9)
State		22
Total current income tax expense	$	13
		2014
Deferred income tax expense:		
Federal	$	2
Total deferred income tax expense	$	2
Total income tax expense	$	15

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. At December 31, 2014, the deferred income tax asset was $3.

At December 31, 2014, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of Accounting Standards Codification ("ASC") 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2014. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. These amounts are included in professional and other expenses on the Statement of Operations. The Company has recognized no such interest and penalties in its financial statements for the year ended December 31, 2014.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Internal Revenue Service audits are final for tax years prior to 2005.

3. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds, that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. The Company received $9,202 and $345 related to the Transamerica Partners Funds and the Transamerica Funds, respectively, for the year ended December 31, 2014.

The Company has an agreement with Transamerica to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by Transamerica on behalf of the Company. The Company incurred $55,613 in expense related to the agreement for the year ended December 31, 2014.

In accordance with a services agreement, Transamerica, an affiliated retirement plan recordkeeper may reimburse the Company for certain payments in respect of the Transamerica retirement plan products. Aggregate net reimbursement payment for commissions and concessions from Transamerica for the year ended December 31, 2014 was $164.

The Company records marketing and distribution expense with a corresponding offset to commission and concession revenue, for commissions paid and received on its behalf by Transamerica and an affiliate, Transamerica Financial Life Insurance Company. The Company incurred revenue and the corresponding expense related to this agreement of $20,847 for the year ended December 31, 2014.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $7,229 for the year ended December 31, 2014. Charges attributable to this agreement are included in professional and other expenses.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2014, the Company had net capital of $3,960, which was $3,181 in excess of its required net capital of $779. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1 in 2014.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

TRANSAMERICA INVESTORS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
(Dollars in Thousands)
December 31, 2014

Computation of net capital				
Total stockholder's equity			$	4,815
Nonallowable assets and deductions:				
Commissions receivable	$	448		
Other assets		407		
Total nonallowable assets and deductions				855
Net capital			$	3,960
Computation of alternative net capital requirement				
Aggregate indebtedness	$	11,685		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness)			$	779
Excess net capital			$	3,181
Ratio of aggregate indebtedness to net capital				295%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2014

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.